United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC

(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Damian Gammell
2.	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 60,300 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 60,300 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	60,300

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 60,300 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2019-04-30
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 28,230 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 60,300 Ordinary Shares on 30 April 2019
c)	Price(s) and volume(s)
		Price(s) USD	Volume(s)
		USD $53.6825	200
		USD $53.6750	600
		USD $53.6700	2,400
		USD $53.6600	600
		USD $53.6500	385
		USD $53.6400	100
		USD $53.6300	590
		USD $53.6250	148
		USD $53.6200	3,570
		USD $53.6150	807
		USD $53.6100	6,330
		USD $53.6000	2,989
		USD $53.5900	4,542
		USD $53.5800	3,195
		USD $53.5700	41
		USD $53.5600	220
		USD $53.5500	313
		USD $53.5400	60
		USD $53.5300	320
		USD $53.5200	20
		USD $53.5150	60
		USD $53.5100	60
		USD $53.5000	120
		USD $53.4900	60
		USD $53.4800	320
		USD $53.4700	40
		USD $53.4600	140

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 28,230 Ordinary Shares Aggregated Price: USD $53.607 per share
e)	Date of the transaction	2019-05-01
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 15,100 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 15,100 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	15,100

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 15,100 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2019-04-30
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 7,081 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 15,100 Ordinary Shares on 30 April 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.6700	2,600
		USD $53.6600	1,200
		USD $53.6300	500
		USD $53.6200	1,803
		USD $53.6100	772
		USD $53.5500	206

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7,081 Ordinary Shares Aggregated Price: USD $53.6427 per share
e)	Date of the transaction	2019-05-01
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 15,100 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 15,100 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	15,100

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 15,100 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2019-04-30
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 6,852 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 15,100 Ordinary Shares on 30 April 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.6850	200
		USD $53.6800	100
		USD $53.6700	2,300
		USD $53.6600	1,200
		USD $53.6300	600
		USD $53.6200	900
		USD $53.6000	100
		USD $53.5900	282
		USD $53.5800	70
		USD $53.5700	60
		USD $53.5650	140
		USD $53.5600	60
		USD $53.5500	380
		USD $53.5350	200
		USD $53.5300	20
		USD $53.5100	240

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 6,852 Ordinary Shares Aggregated Price: USD $53.633 per share
e)	Date of the transaction	2019-05-01
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Lauren Sayeski
2.	Reason for notification
a)	Position / status	Chief Public Affairs and Communications Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 725 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 725 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	725

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 725 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2019-04-30
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 330 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 725 Ordinary Shares on 30 April 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.6800	20
		USD $53.6750	100
		USD $53.6600	207
		USD $53.5650	3

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 330 Ordinary Shares Aggregated Price: USD $53.6649 per share
e)	Date of the transaction	2019-05-01
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 2,900 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 2,900 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	2,900

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 2,900 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2019-04-30
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 1,365 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 2,900 Ordinary Shares on 30 April 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.6800	20
		USD $53.6700	231
		USD $53.6600	1,100
		USD $53.6000	14

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 1,365 Ordinary Shares Aggregated Price: USD $53.6614 per share
e)	Date of the transaction	2019-05-01
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 3,383 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 3,383 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	3,383

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 3,383 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2019-04-30
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 1,591 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 3,383 Ordinary Shares on 30 April 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.6800	20
		USD $53.6750	400
		USD $53.6700	454
		USD $53.6600	700
		USD $53.6000	17

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 1,591 Ordinary Shares Aggregated Price: USD $53.6662 per share
e)	Date of the transaction	2019-05-01
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ben Lambrecht
2.	Reason for notification
a)	Position / status	General Manager, France
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 3,141 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 3,141 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	3,141

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 3,141 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2019-04-30
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 1,871 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 3,141 Ordinary Shares on 30 April 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.6800	20
		USD $53.6750	200
		USD $53.6700	731
		USD $53.6600	900
		USD $53.6100	20

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 1,871 Ordinary Shares Aggregated Price: USD $53.6652 per share
e)	Date of the transaction	2019-05-01
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 2, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary